KWESST ANNOUNCES PROPOSED SHARE CONSOLIDATION

OTTAWA, OCTOBER 10, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE) ("KWESST" or the "Company") announces that its board of directors (the "Board") has authorized a plan to proceed with a consolidation of its outstanding common shares (each, a "Share") on the basis of ten (10) pre-consolidation Shares for each one (1) post-consolidation Share (the "Consolidation"). The Consolidation is subject to approval of the TSX Venture Exchange (the "Exchange"). The Company believes that the Consolidation is in the best interests of shareholders as it will allow the Company to ensure continued compliance with the NASDAQ Stock Market minimum bid price requirements. Accordingly, the Company opted not to hold its special meeting of shareholders pursuant to which it was seeking a consolidation of its Shares on a greater basis.

As at the date hereof, there are a total of 15,791,742 Shares issued and outstanding. Assuming no other change to the issued and outstanding Shares, if the Consolidation is put into effect, a total of 1,579,174 Shares, subject to adjustments for rounding, would be issued and outstanding.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release includes certain statements that may be deemed "forward-looking statements" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: the ability of KWESST to obtain required regulatory approvals for the Consolidation; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.